EXHIBIT 12

DARDEN RESTAURANTS, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(Dollar Amounts in Thousands)

Fiscal Year Ended

	May 28, 2006	May 29, 2005	May 30, 2004	May 25, 2003	May 26, 2002

Consolidated Earnings from Operations before Income Taxes	$482,518	$423,917	$332,776	$337,603	$355,435
Plus Fixed Charges:
Gross Interest Expense	48,922	47,657	47,710	47,566	41,493
40% of Restaurant and Equipment
Minimum Rent Expense	26,862	24,849	22,608	21,536	20,600
Total Fixed Charges	$75,784	$72,506	$70,318	$69,102	$62,093
Less Capitalized Interest	(2,696)	(3,182)	(3,500)	(3,470)	(3,653)
Consolidated Earnings from Operations before Income Taxes Available to Cover Fixed Charges	$555,606	$493,241	$399,594	$403,325	$413,875

Ratio of Consolidated Earnings to Fixed Charges	7.33	6.80	5.68	5.84	6.67